UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

AMERIGON INCORPORATED

(Exact name of registrant as specified in its charter)

Michigan	95-4318554
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

21680 Haggerty Road, Ste. 101, Northville, MI	48167
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Preferred Share Purchase Rights	The Nasdaq Stock Market, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Securities to be Registered.

On January 26, 2009, the Board of Directors of Amerigon Incorporated (the “Company”) declared a dividend of one purchase right (a “Right”) for each outstanding share of common stock (the “Common Shares”) of the Company. The dividend is payable on February 10, 2009 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Preferred Stock (the “Preferred Shares”), of the Company at a price of $20 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, dated January 26, 2009 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A. as Rights Agent (the “Rights Agent”).

Initially, the Rights will be attached to all Common Share certificates and no separate Rights certificates will be issued. Separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the earlier to occur of (i) the tenth business day following the public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) the tenth business day (or such later day as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being the “Distribution Date”).

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights are not exercisable until the Distribution Date. The Rights will expire on January 26, 2019 (the “Expiration Date”), unless the Expiration Date is amended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

If a person or group becomes an Acquiring Person at any time after the date of the Rights Agreement (with certain limited exceptions) each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, Preferred Shares or other similar securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

At any time prior to the Distribution Date, the Board of Directors of the Company may redeem the Rights, in whole but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person).

The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are subject to adjustment under certain circumstances. Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the outstanding Common Shares. The Rights however, should not interfere with any merger or other business combination approved by the Board of Directors of the Company.

A copy of the Rights Agreement has been filed with the the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on January 27, 2009. A copy of the Rights Agreement is also available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2. Exhibits

Exhibit 1	Rights Agreement, dated as of January 26, 2009, between Amerigon Incorporated and Computershare Trust Company, N.A., as Rights Agent, which includes the form of Certified Resolution of the Board of Directors of Amerigon Incorporated Establishing and Designating the Relative Rights and Preferences of Series B Stock, as Exhibit A thereto, the form of Right Certificate, as Exhibit B thereto, and a Summary of Rights to Purchase Preferred Shares, as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 27, 2009).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AMERIGON INCORPORATED

By:	/S/ BARRY G. STEELE
Barry G. Steele, Chief Financial Officer

Date: January 26, 2009

EXHIBIT INDEX

Exhibit No.	Description

1	Rights Agreement, dated as of January 26, 2009, between Amerigon Incorporated and Computershare Trust Company, N.A., as Rights Agent, which includes the form of Certified Resolution of the Board of Directors of Amerigon Incorporated Establishing and Designating the Relative Rights and Preferences of Series B Stock, as Exhibit A thereto, the form of Right Certificate, as Exhibit B thereto, and a Summary of Rights to Purchase Preferred Shares, as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 27, 2009).